Exhibit 4.2

AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT (this “Amendment”) is entered into as of March 31, 2016 by and between Identiv, Inc. (f/k/a Identive Group, Inc.), a Delaware corporation (the “Company”), and Opus Bank, a California commercial bank (“Bank”). Capitalized but otherwise undefined terms herein have the meanings given to them in the Rights Agreement (as defined below).

WHEREAS, the Company and Bank are party to that certain Registration Rights Agreement, dated March 31, 2014 (the “Rights Agreement”) governing the Company’s obligations to register certain of its shares of Common Stock issued or issuable to Bank; and

WHEREAS, in connection with entering into a Third Amendment to Credit Agreement and Waiver on or about the date hereof, Bank and the Company desire to amend the Rights Agreement as set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendments to Rights Agreement.

a.	Section 1.3 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“1.3 “Registrable Securities” means any and all shares of the Common Stock issued or issuable upon exercise of the Warrant and the New Warrants (each as defined in that certain Third Amendment to Credit Agreement and Waiver between Bank and the Company dated as of March 30, 2016); provided, however, that the foregoing shall cease to be Registrable Securities once registration rights, with respect to such shares, have terminated pursuant to Section 2.8 or to the extent transferred by Bank.”

b.	Section 2.2 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“2.2 Demand Registration. The Company shall effect a registration on Form S-3 or a successor form and any related qualification or compliance with respect to all of the Registrable Securities within forty-five (45) days after receipt of a written request therefor by Bank following such time as the Company is eligible to effect a registration on Form S-3 or a successor form.”

2. Confirmation. Except as expressly modified by the terms and provisions of this Amendment, all of the terms and provisions of the Rights Agreement are unchanged and continue in full force and effect and all rights, remedies, liabilities and obligations evidenced by the Rights Agreement are hereby acknowledged by the Company and Bank to be valid and in full force and effect.

3. Counterparts. This Amendment may be executed in any number of counterparts, by facsimile if necessary, each of which shall be an original, but all of which together shall constitute one instrument.

4. Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

IDENTIV, INC.

By:	/s/ Steven Humphreys
Name:	Steven Humphreys
Title:	CEO

OPUS BANK

By:	/s/ Kevin McBride
Name:	Kevin McBride
Title:	SENIOR MANAGING DIRECTOR